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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 11, 2008

Commission File Number 001-15244

CREDIT SUISSE GROUP
(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH - 8070 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ___________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ___________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission Filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-___________

Summary

This report is being filed by Credit Suisse Group to be incorporated by reference in Post-Effective Amendment No. 1 to Credit Suisse Group's Registration Statement on Form F-3 (file no. 333-132936).

CREDIT SUISSE GROUP
Paradeplatz 8	Telephone	+41 844 33 88 44
P.O. Box	Fax	+41 44 333 88 77
CH-8070 Zurich	media.relations@credit-
Switzerland	suisse.com

Media Release

Credit Suisse Group appoints Eric Varvel to Executive Board as Chief Executive Officer of Europe, Middle East and Africa

Zurich/London, January 10, 2008 Credit Suisse Group is pleased to announce that Eric Varvel has been appointed Chief Executive Officer of the Europe, Middle East and Africa (EMEA) region. In this role, Mr. Varvel will report to Brady W. Dougan, Chief Executive Officer of Credit Suisse, and will be a member of the Executive Board. He will be based in London and assumes his role on February 1, 2008.

Eric Varvel succeeds Michael Philipp, who has been Chairman and CEO of the EMEA region for the past three years. Michael Philipp will step down as a member of the Executive Board to assume a new role as Chairman of the Middle East and Africa, focusing on strategic clients in the region, working closely with Eric Varvel. Michael Philipp will continue as Chairman of the Environmental Business Group of Credit Suisse.

Eric Varvel will work with the Investment Banking, Private Banking and Asset Management businesses, leading the integrated bank in the region. He will assume this role in addition to his responsibilities as Co-Head of the Global Investment Banking Department and Head of the Global Markets Solutions Group in the Investment Bank.

Brady W. Dougan, CEO of Credit Suisse, said: “Eric is one of our most respected leaders within the Investment Bank and brings to the regional role more than twenty years of investment banking and capital markets experience and a deep understanding of Credit Suisse.”

He added: “Under Michael Philipp’s leadership, we have built a very strong franchise, delivering holistic solutions to our clients and realizing the benefits of the integrated bank. We continue to see growth opportunities in the EMEA region and, with Eric’s appointment, we expect to build on the momentum that we have established.”

Eric Varvel said: “I am very excited by the opportunity offered in the EMEA region, which is a unique mix of developed and emerging markets. I look forward to building on our momentum and working with our talented team to further expand our business in the EMEA region.”

Eric Varvel

Eric Varvel has been with Credit Suisse for seventeen years in a variety of senior roles. For the past three years, he has been based in New York as Co-Head of the Global Investment Banking Department and Head of the Global Markets Solutions Group in the Investment Banking Division of Credit Suisse and has served as a member of the Investment Banking Division Management Committee.

Prior to his current appointment in 2004, Eric Varvel spent fifteen years in the Asia Pacific region in a variety of senior roles, including Head of Investment Banking and Emerging Markets Coverage for Asia Pacific ex-Japan and Head of Fixed Income Sales and Corporate Derivative Sales. During that time, Eric Varvel was based in Tokyo, Jakarta and Singapore.

Media Release
January 10,2008
Page 2/2

Eric Varvel joined Credit Suisse in 1990. Previously, he worked for Morgan Stanley in its investment banking department in New York and Tokyo.

Information

Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com

Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse

As one of the world's leading banks, Credit Suisse provides its clients with investment banking, private banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse is active in over 50 countries and employs approximately 47,000 people. Credit Suisse's parent company, Credit Suisse Group, is a leading global financial services company headquartered in Zurich. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary Statement Regarding Forward-Looking and Non-GAAP Information

This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

—             Our plans, objectives or goals;

—             Our future economic performance or prospects;

—             The potential effect on our future performance of certain contingencies; and

—           Assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

—            The ability to maintain sufficient liquidity and access capital markets;

—             Market and interest rate fluctuations;

—            The strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular;

—            The ability of counterparties to meet their obligations to us;

—            The effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;

—            Political and social developments, including war, civil unrest or terrorist activity;

—            The possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;

—            Operational factors such as systems failure, human error, or the failure to implement procedures properly;

—            Actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;

—            The effects of changes in laws, regulations or accounting policies or practices;

—            Competition in geographic and business areas in which we conduct our operations;

—            The ability to retain and recruit qualified personnel;

—            The ability to maintain our reputation and promote our brand;

—            The ability to increase market share and control expenses;

—            Technological changes;

—            The timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;

—            Acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;

—            The adverse resolution of litigation and other contingencies; and

—            Our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 - Key Information - Risk factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

Date	January 11, 2008	By	/s/ Urs Rohner
General Counsel*

/s/ Charles Naylor
Head of Corporate Communications

*  Print the name and title under the signature of the signing officer.

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